                              POWELL GOLDSTEIN, LLP
                               ONE ATLANTIC CENTER
                                FOURTEENTH FLOOR
                         1201 WEST PEACHTREE STREET, NW
                             ATLANTA, GA 30309-3488
                                TEL: 404-572-6600
                                FAX: 404-572-6999
                                 WWW.POGOLAW.COM


                                  June 8, 2005


VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------

FOR COMMISSION USE ONLY

Larry Spirgel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

Re:     Health Discovery Corporation
        Form 10-KSB for the fiscal year ended December 31, 2004 File No.
        333-62216

Dear Mr. Spirgel:

        Thank you for your comment letter, dated May 16, 2005, issued by the staff of the Division of Corporation Finance with respect to the Form 10-KSB referenced above with respect to Health Discovery Corporation (the "Company"). As per the conversation we had with Ms. Ivette Leon, the Assistant Chief Accountant, on May 31, 2005 regarding the timing of our response, on behalf of the Company, our client, we have prepared this reply to the comment letter.

        For your convenience, we have copied each comment into this letter first and responded to each one in sequence.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

ITEM 6-MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 24

COMMENT 1:

IN FUTURE FILINGS PLEASE PROVIDE ALL DISCLOSURE REQUIRED BY ITEM 303(B)(1) AND
ITEM 303 (C) OF REGULATION S-B.

RESPONSE 1:

In future filings, the Company will provide all disclosure required by Item 303(b)(1) and Item 303(c) of the Regulation S-B.

NOTES TO FINANCIAL STATEMENTS

NOTE D-ACQUISITIONS

COMMENT 2:

WE NOTE THAT THE ACQUISITIONS OF BARNHILL GROUP, LLC AND FRACTAL GENOMICS, LLC WERE ACCOUNTED FOR AS ACQUISITIONS OF "ASSETS" RATHER THAN ACQUISITIONS OF "BUSINESSES" FOR THE PURPOSE OF ITEM 310(C) AND (D) OF REGULATION S-B. USING THE GUIDANCE IN RULE 11-01(D) OF REGULATIONS S-X, WHICH PROVIDES GUIDANCE FOR DETERMINING WHETHER AN ACQUISITION IS A BUSINESS OR NOT, PLEASE TELL US WHY YOU BELIEVE THAT THE ACQUISITIONS OF BARNHILL GROUP, LLC AND FRACTAL GENOMICS, LLC WERE ASSETS ACQUISITIONS AND THEREFORE YOU DID NOT NEED TO COMPLY WITH ITEM 310(C) AND (D) OF REGULATION S-B. YOUR RESPONSE SHOULD ADDRESS THE ASSET PURCHASE AND SALE AGREEMENTS FILED AS EXHIBITS NOS. 10.2 AND 10.3 TO THE FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2003. ALSO, PLEASE PROVIDE US WITH ANY OTHER INFORMATION THAT WOULD SUPPORT YOUR POSITION THAT YOU DID NOT ACQUIRE THE BUSINESSES OF BARNHILL GROUP, LLC AND FRACTAL GENOMICS, LLC. WE MAY HAVE ADDITIONAL COMMENTS AFTER REVIEW OF YOUR RESPONSE.

RESPONSE 2:

The Company completed the acquisition of assets of Barnhill Group, LLC on September 25, 2003 and the acquisition of assets of Fractal Genomics, LLC on December 30, 2003. Both acquisitions were treated as acquisitions of assets rather than acquisitions of a business. The form of the transactions are detailed in the Asset Purchase and Sale agreements filed as Exhibit nos. 10.2 and 10.3 to the Form 10-KSB for the year ended December 31, 2003. In determining the proper treatment of the transactions, we referred to Rule 11-01(d) of Regulation S-X, which gives guidance in determining whether an acquisition should be accounted for as an acquisition of assets rather than a business. Barnhill Group, LLC and Fractal Genomics, LLC were not operating entities at the time the assets were acquired. In addition, the entities had no revenue producing activities, and none of the following attributes existed, and therefore, were not part of the assets acquired:

        1.  No physical facilities
        2.  No employee base
        3.  No market distribution system
        4.  No sales force
        5.  No customer base
        6.  No operating rights
        7.  No production techniques
        8.  No trade names

The assets acquired from Barnhill Group, LLC and Fractal Genomics, LLC primarily consisted of ownership interests in Fractal Genomics, LLC and in patents, pending patents and all rights to the patents. Barnhill Group, LLC and Fractal Genomics, LLC did not have the resources or the complimenting technologies and knowledge to properly develop the patents into future revenue generating activities. The Company believes it has this ability and therefore acquired these assets. The Company believes the transactions have been properly accounted for as acquisitions of assets.

EXHIBITS 31.2 AND 32.2, PAGES E-99 AND E-101

COMMENT 3:

WE NOTE THAT THE CERTIFICATIONS INCLUDED IN THE EXHIBITS 31.2 AND 32.2 HAVE BEEN SIGNED BY MR. ROBERT BRASWELL IV AS "CHIEF ADMINISTRATIVE OFFICER", HOWEVER MR. ROBERT S. BRASWELL IV SIGNED THE FORM 10-K FOR THE YEAR ENDED AS "PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER, DIRECTOR". IN FUTURE FILINGS, PLEASE NOTE THAT YOUR CHIEF FINANCIAL OFFICER IS REQUIRED TO SIGN THE ABOVE EXHIBITS.

RESPONSE 3:

In future filings, Robert S. Braswell IV, the Company's Chief Financial Officer, will sign certifications included in the exhibits 31.2 and 32.2.

        We trust this response has addressed your concerns. Please do not hesitate to let us know any additional questions or comments that the staff may have. Thank you.


                                        Very truly yours,


                                        /s/ Todd Wade, Esq.
                                        -------------------
                                        Todd Wade, Esq.

                                        For Powell Goldstein LLP



cc:     Stephen D. Barnhill
        Robert S. Braswell
        Helen Zalik, Esq.


                                        3